Exhibit 99.1

MoneyHero Group to Announce First Quarter 2025 Results

SINGAPORE, May 29, 2025 -- MoneyHero Limited (Nasdaq: MNY) (“MoneyHero” or the “Company”), a leading personal finance aggregation and comparison platform, as well as a digital insurance brokerage provider in Greater Southeast Asia, today announced that it will release its first quarter 2025 results on Friday, June 13, 2025 before market opens and will hold a related conference call to discuss the results at 8:00 a.m. EDT (or 8:00 p.m. Hong Kong / Singapore time) on the same day.

Investors and other interested parties may listen to the call by clicking on the registration link for the webcast or audio conference at:

Webcast: https://edge.media-server.com/mmc/p/q7ymzw9v

Conference call: https://register-conf.media-

server.com/register/BI715b6ae9a0fa497a9a90877eaad916ac

The webcast replay will be available on the Investor Relations website for 12 months following the event.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a leading personal finance aggregation and comparison platform, as well as a digital insurance brokerage provider in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero had over 290 commercial partner relationships as at December 31, 2024, and had approximately 6.2 million Monthly Unique Users across its platform for the three months ended December 31, 2024. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

For inquiries, please contact:

Investor Relations:

MoneyHero IR Team
IR@MoneyHeroGroup.com

Media Relations:

MoneyHero PR Team
Press@MoneyHeroGroup.com